Ms. Jennifer Monick

Mr. Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Choice Hotels International, Inc.

Form 10-K for the year ended December 31, 2025

Form 8-K filed February 19, 2026

File No. 001-13393

April 16, 2026

Dear Ms. Monick and Mr. McPhee:

Choice Hotels International, Inc. (the “Company,” “Choice,” “we,” or “our”) is submitting this letter in response to the comment letter dated April 6, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) and Current Report on Form 8-K filed on February 19, 2026 (the “Form 8-K”). For ease of reference, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the year ended December 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations Review, page 40

1.

Please tell us what consideration you have given to including a discussion, within your results of operations, of any known trends or uncertainties that have had or are reasonably likely to have a material effect on your revenues, expenses or net income. Your response should address, but not necessarily be limited to, what consideration you gave to discussing the impact of reduced government and international travel, which you discussed during your earnings calls for periods ending in 2025. Refer to Items 303(a) and (b)(2)(ii) of Regulation S-K and trend information within Releases No.33-6835 and 33-8350.

The Company respectfully acknowledges the Staff’s comment. We considered the requirements of Items 303(a) and (b)(2)(ii) of Regulation S-K and the trend information within Releases No. 33-6835 and 33-8350, in determining whether to disclose within Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K any known trends or uncertainties that have had or are reasonably likely to have a material effect on the Company’s revenues, expenses, or net income.

In performing this evaluation, we considered the changes in government and international travel during the periods ending in 2025. Although we mentioned “our fourth-quarter results were also affected by the government shutdown and continued softness in international inbound travel” during our earnings calls for the periods ending in 2025, the impact was immaterial to the Company’s consolidated revenues, expenses, and net income for the year ended 2025 as the total of government and international travel represents an immaterial portion (less than 5%) of the

Company’s overall demand for travel across our US hotel portfolio. It should be noted that the aggregate impact of that reduced demand on our financial statements is further reduced based on the nature of our position as franchisor, in which we generate revenues through a percentage fee of our third-party hotel owner’s revenues. Given that our disclosures are for the full-year period, and the impact was not material, we concluded that inclusion within Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K was not warranted.

We will continue to evaluate these factors in future periods and will provide additional disclosure if we determine that a known trend or uncertainty is reasonably likely to have a material effect on the Company’s revenues, expenses or net income. Furthermore, we will continue to evaluate the consistency of our disclosures over known trends within Management’s Discussion and Analysis and other publicly available information, including statements made in earnings releases or earnings calls.

Notes to Consolidated Financial Statements

17. Acquisitions, page 91

2.

We note your disclosure that the fair value of the reacquired territory rights and the franchise agreements were valued using a valuation methodology that utilizes Level 3 inputs. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in such fair value measurement. Please refer to ASC 820-10-50-2(bbb).

The Company respectfully acknowledges the Staff’s comment and the disclosure requirements in ASC 820-10-50-2(bbb) related to providing quantitative information about the significant unobservable inputs used in fair value measurements.

The fair values of the reacquired territory rights and the franchise agreements were determined using valuation techniques that incorporate unobservable inputs. While these inputs are unobservable, we determined that providing quantitative information about individual unobservable inputs would not be meaningful to investors for the following reasons:

•

The valuation models used multiple interrelated unobservable inputs, including future cash flows, royalty rates, and discount rates, that are developed and evaluated collectively, and changes to one input would not be meaningful without corresponding changes to the other inputs. Further, there was little sensitivity in the unobservable inputs as reasonable changes to the unobservable inputs do not materially impact the valuation of the reacquired territory rights and the franchise agreements. We concluded that no individual unobservable input was independently significant, as changes to any individual unobservable input would not be meaningful in isolation and would not materially impact the valuation.

•

The Company believes its existing qualitative disclosures appropriately describe the nature of the unobservable inputs, valuation methodologies, and judgments applied, and therefore satisfy the objectives of the disclosure requirements in ASC 820.

The Company will continue to evaluate the significance of any unobservable inputs in future transactions and to the extent that such unobservable inputs are significant and the quantitative disclosures are meaningful to investors, then we will disclose the quantitative information about the significant unobservable inputs used in the respective fair value measurements.

Form 8-K filed February 19, 2026

Exhibits

3.

We refer you to Exhibit 99.1. We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA, or advise. Reference is made to Question 103.01 of the Corporation Finance Interpretations for Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment. We will remove the calculation of EBITDA in future filings because Adjusted EBITDA is the primary metric utilized to communicate our financial results to investors. Noted below is a revised presentation of the Adjusted EBITDA reconciliations for the three months and twelve months ended December 31, 2025 and 2024 that reflects this change, and a presentation of the 2026 Outlook for the full year ended December 31, 2026 that reflects this change.

Exhibit 6

CHOICE HOTELS INTERNATIONAL, INC.

NON-GAAP FINANCIAL INFORMATION

(UNAUDITED)

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“ADJUSTED EBITDA”)

(dollar amounts in thousands)	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Net income	$63,682	$75,804	$369,946	$299,665
Income tax expense	13,920	25,904	86,945	95,980
Interest expense	23,680	21,067	91,148	87,131
lnterest income	(1,787)	(2,089)	(6,237)	(8,646)
Depreciation and amortization	16,783	13,408	59,715	51,953
Amortization of cloud computing arrangements	324	—	513	—
Gain from an acquisition of a joint venture	—	—	(100,025)	—
Gain on sale of assets	—	—	(713)	—
Loss on extinguishment of debt	—	—	—	331
Other (gains) losses, net	(1,330)	1,774	(6,989)	1,641
Equity in net loss (gain) of affiliates	3,289	(3,241)	14,324	(12,329)
Share-based compensation	3,083	5,634	21,606	21,118
Mark to market adjustments on non-qualified retirement plan investments	1,153	224	7,060	7,409
Franchise agreement acquisition cost amortization and charges	4,478	3,361	20,062	14,953
Revenue for reimbursable costs from franchised and managed properties	(155,997)	(161,116)	(616,204)	(638,192)
Reimbursable expenses from franchised and managed properties	158,899	154,487	663,336	656,344
Global ERP system implementation and related costs	2,264	791	5,917	1,377
Business combination, diligence and transition costs (recoveries)	2,761	(490)	4,701	17,233
Non-recurring operational restructuring charges and executive severance	5,720	4,895	10,519	5,683
Expenses associated with legal claims	—	—	—	2,430

Adjusted EBITDA	$140,922	$140,413	$625,624	$604,081

Exhibit 7

CHOICE HOTELS INTERNATIONAL, INC.

OUTLOOK

(UNAUDITED)

Guidance represents the company’s range of estimated outcomes for the full year ended December 31, 2026

ADJUSTED EBITDA

(in thousands)	Full Year Lower Range	Full Year Upper Range
Net income	$265,000	$275,000
Income tax expense	88,200	91,800
Interest expense	87,600	89,000
Interest income	(6,500)	(6,500)
Depreciation and amortization	64,500	64,500
Amortization of cloud computing arrangements	1,200	1,200
Other losses, net	100	100
Equity in net loss of affiliates	11,900	11,900
Share-based compensation	20,700	20,700
Franchise agreement acquisition cost amortization and charges	26,100	26,100
Revenue for reimbursable costs from franchised and managed properties	(605,300)	(605,300)
Reimbursable expenses from franchised and managed properties	675,300	675,300
Global ERP system implementation and related costs	1,700	1,700
Business combination, diligence and transition costs	1,500	1,500

Adjusted EBITDA	$632,000	$647,000

Please do not hesitate to call me at (301) 592-6659 with any questions or further comments you may have or if you wish to discuss the above responses.

Regards,

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Scott E. Oaksmith
Name:	Scott E. Oaksmith
Title:	Chief Financial Officer